Exhibit 99.2

Skeena Resources Limited Treasury Offering of Common Shares October 1, 2025

The Common Shares will be offered by way of a prospectus supplement in each of the provinces of Canada, except Quebec, and in the United States. A final base shelf prospectus containing important information relating to the Securities has been filed with the securities regulatory authorities in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this term sheet.

This term sheet does not provide full disclosure of all material facts relating to the Securities. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the Securities, before making an investment decision.

Terms and Conditions

Issuer:	Skeena Resources Limited (the “Company” or “you”).
Offering:	Treasury offering of 5,210,000 common shares of the Company (the “Common Shares”).
Offering Price:	C$24.00 per Common Share
Issue Amount:	C$125,040,000

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any (the “Over-Allotment Option”).

Use of Proceeds:

The proceeds raised from the sales of the Common Shares will be used for continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes. As previously disclosed, the Company has continued with certain construction activities at Eskay Creek throughout 2025, while concurrently advancing the project through permitting milestones. While the government permitting process is advancing, an unanticipated delay is now expected as a result of the current BC government employee strike. Negotiations with the Tahltan Central Government regarding the Impact Benefits Agreement are progressing, and while the vote to ratify the agreement was expected to take place in the coming weeks, the ultimate date for that approval remains to be scheduled upon completion of the negotiations. Completion of this Offering is expected to provide, together with the Company’s other sources of funding, sufficient liquidity to complete permitting, which is a condition precedent to access the balance of the US$750 million financing package with Orion Resource Partners (“Orion”). As of September 30th, the Company has unaudited cash of approximately C$105 million.

In addition to advancing the project, the proceeds will facilitate the finalization of the Impact Benefits Agreement with the Tahltan Nation, which is being conducted in parallel with permitting efforts in the fourth quarter. This funding will provide flexibility to pursue alternative, less expensive financing compared to the existing undrawn senior secured loan facility and represents approximately 4.5% dilution to the Company's total market capitalization. As part of the agreement with Orion, Skeena maintains an option to reduce the cost of capital on its senior secured loan and is re-evaluating potential refinancing opportunities.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada, excluding Quebec. Registered public offering in the U.S. via MJDS.
Listing:

An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on the TSX and the NYSE under the symbol “SKE”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Sole Bookrunner:	BMO Capital Markets.
Commission:	4.5% on the gross proceeds to the Company
Closing:	October 8, 2025.

Copies of the Company’s base shelf prospectus dated March 19, 2025, Registration Statement on Form F-10 and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the base shelf prospectus and prospectus supplement, when available, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov.